Exhibit 99.1

Renren Announces Unaudited Second Quarter 2014 Financial Results

BEIJING, China, August 25, 2014 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Total net revenues were US$25.0 million, a 42.4% decrease from the corresponding period in 2013.

- Renren net revenues were US$15.1 million, a 26.7% decrease from the corresponding period in 2013.

- Games net revenues were US$9.9 million, a 56.6% decrease from the corresponding period in 2013.

•	Gross profit was US$9.1 million, a 65.0% decrease from the corresponding period in 2013.

•	Operating loss was US$30.4 million, compared to an operating loss of US$25.9 million in the corresponding period in 2013.

•	Net income attributable to the Company was US$31.3 million, compared to a net loss of US$9.3 million in the corresponding period in 2013.

•	Adjusted net income (1) (non-GAAP) was US$37.4 million, compared to an adjusted net loss of US$3.8 million in the corresponding period in 2013.

“In the beginning of this year, Renren made a strategic shift to focus on college students and young generations in China. We are encouraged to see the progress we have made in this direction, as Renren has increasingly become the go-to brand for reaching and influencing this important demographic in China. Meanwhile, our on-line video business, 56.com, has also seen strong growth in daily video viewership and UGC video uploads, which both reached record highs,” commented Joseph Chen, Chairman and Chief Executive Officer, “On the other hand, we continue to face challenges in monetization of most of our assets. As a result, we have taken further steps to streamline the organization and enhanced our efforts to explore new monetization approaches. We will do our best to reduce the gap between our user base size and the monetization level, and unlock the value of our assets.”

Second Quarter 2014 Results

Total net revenues for the second quarter of 2014 were US$25.0 million, representing a 42.4% decrease from the corresponding period in 2013.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses amortization of intangtible assets and impairment of intangible assets.

Renren net revenues were US$15.1 million, representing a 26.7% decrease from the corresponding period of 2013. Within Renren net revenues, online advertising revenues were US$11.7 million for the second quarter of 2014, a 23.9% decrease from the corresponding period of 2013. The decrease was due to increased competition and to the Company’s being still in the early stages of monetizing its mobile traffic. Internet Value-Added Services (IVAS) revenues were US$3.4 million, representing a 35.0% decrease from the corresponding period in 2013. Monthly unique log-in users decreased from approximately 54 million in June 2013 to approximately 44 million in June 2014.

Games net revenues were US$9.9 million for the second quarter of 2014, a 56.6% decrease from the corresponding period of 2013. The decrease was mainly due to previously launched games having entered into mature stages and to the fact that the restructuring of our gaming business since late 2013 has yet to result in the launch of successful new titles.

Cost of revenues was US$15.9 million, a 9.1% decrease from the corresponding period of 2013.

Operating expenses were US$39.5 million, a 23.8% decrease from the corresponding period of 2013.

Selling and marketing expenses were US$11.6 million, a 37.3% decrease from the corresponding period of 2013. The decrease was primarily due to the decrease in advertising and promotions for online games plus decreased headcount and personnel related expense for Renren.

Research and development expenses were US$13.4 million, a 33.9% decrease from the corresponding period in 2013. The decrease was primarily due to headcount reduction and decrease in personnel related expenses.

General and administrative expenses were US$14.0 million, a 7.6% increase from the corresponding period in 2013. The increase was primarily due to the increase in bad debt expenses related to our SME advertising customers.

Share-based compensation expenses, which were all included in operating expenses, were US$5.3 million, compared to US$5.2 million in the corresponding period in 2013.

Operating loss was US$30.4 million, compared to an operating loss of US$25.9 million in the corresponding period in 2013.

Realized gain on short-term investments was US$86.0 million, compared to US$0.1 million in the corresponding period in 2013. The gain was primarily derived from sales of marketable securities.

Net income attributable to the Company was US$31.3 million, compared to a net loss of US$9.3 million in the corresponding period in 2013. This was primarily due to the US$86.0 million gain on the sales of short-term investments.

Adjusted net income (non-GAAP) was US$37.4 million, compared to an adjusted net loss of US$3.8 million in the corresponding period in 2013. This was primarily due to the US$86.0 million gain on the sales of short-term investments. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

Our previous share repurchase program expired on June 27, 2014, with approximately 22.4 million ADSs repurchased with a total consideration of US$69.4 million. Our board of directors has authorized a new share repurchase program to repurchase up to US$100 million of the Company’s ADSs within one year from June 28, 2014.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$19 million to US$21 million in the third quarter of 2014, representing a 48.9% to 53.8% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Monday, August 25, 2014 (Beijing/Hong Kong Time: 9:00 a.m., Tuesday, August 26, 2014).

Interested parties may participate in the conference call by dialing the numbers below and entering the passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 845-675-0437

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299

Passcode: 88543599

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website renren.com, the game development and operating platform Renren Games, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 214 million activated users as of June 30, 2014. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the third quarter of 2014 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	June 30,
per shares, ADS, and per ADS data)	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$154,308	$238,898
Term deposits	492,699	574,215
Short-term investments	301,995	73,589
Accounts and notes receivable, net	15,958	15,399
Prepaid expenses and other current assets	34,080	29,318
Amounts due from related parties	62,411	508
Deferred tax assets-current	628	628
Equity method investment-current	60,508	—

Total current assets	1,122,587	932,555

Non-current assets:
Property and equipment, net	58,560	52,984
Intangible assets, net	27,397	26,050
Goodwill	61,407	59,924
Long-term investments	107,842	140,923
Deferred tax assets-non-current	1,109	1,144
Other non-current assets	6,784	24,117

Total non-current assets	263,099	305,142

TOTAL ASSETS	$1,385,686	$1,237,697

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$10,170	$8,319
Accrued expenses and other payables	33,314	27,446
Amounts due to related parties	61,062	187
Deferred revenue and advance from customers	8,639	7,603
Derivative contract liabilities	—	13,644
Income tax payable	2,077	8,597

Total current liabilities	115,262	65,796

Non-current liabilities:
Other non-current liabilities	156	209

Total non-current liabilities	156	209

TOTAL LIABILITES	115,418	66,005

Shareholders’ Equity:
Class A ordinary shares	790	753
Class B ordinary shares	305	305
Additional paid-in capital	1,285,283	1,250,899
Statutory reserves	6,712	6,712
Accumulated deficit	(197,726)	(134,102)
Accumulated other comprehensive income	174,781	47,003

Total Renren Inc. shareholders’ equity	1,270,145	1,171,570

Noncontrolling Interests	123	122

TOTAL EQUITY	1,270,268	1,171,692

TOAL LIABILITIES AND EQUITY	$1,385,686	$1,237,697

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	June 30, 2013	March 31, 2014	June 30, 2014
Net revenues
Renren	$20,611	$12,235	$15,105
Games	22,835	12,660	9,904

Total net revenues	43,446	24,895	25,009
Cost of revenues	(17,523)	(16,160)	(15,933)

Gross profit	25,923	8,735	9,076
Operating expenses:
Selling and marketing	(18,552)	(10,791)	(11,641)
Research and development	(20,232)	(15,669)	(13,379)
General and administrative	(13,024)	(11,423)	(14,007)
Impairment of intangible assets	—	(66)	(445)

Total operating expenses	(51,808)	(37,949)	(39,472)

Loss from operations	(25,885)	(29,214)	(30,396)
Other income	7	265	272
Exchange gain (loss) on offshore bank accounts	358	(2,527)	301
Interest income	3,057	2,733	2,897
Realized gain on short-term investments	144	27,093	85,994

Income (loss) before provision of income tax, earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(22,319)	(1,650)	59,068
Income tax (expenses) benefit	307	19	(591)

Income (loss) before earnings (loss) in equity method investments and noncontrolling interest, net of income taxes	(22,012)	(1,631)	58,477
(Loss) earnings in equity method investments, net of income taxes	21,451	(23,145)	(27,170)

Income (loss) from continuing operations	(561)	(24,776)	31,307

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(8,823)	—	—
Gain on disposal of equity method investment, net of income tax	—	57,092	—

Gain (loss) from discontinued operations, net of income taxes	(8,823)	57,092	—

Net income (loss)	(9,384)	32,316	31,307
Net loss attributable to noncontrolling interests	58	1	—

Net income (loss) attributable to Renren Inc.	$(9,326)	$32,317	$31,307

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders:
Basic	(0.00)	$(0.02)	$0.03
Diluted	(0.00)	$(0.02)	$0.03
Net income (loss) per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	(0.01)	$0.05	$—
Diluted	(0.01)	$0.05	$—
Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	(0.01)	$0.03	$0.03
Diluted	(0.01)	$0.03	$0.03
Net income (loss) attributable to Renren Inc. shareholders per ADS:
Basic	(0.03)	$0.09	$0.09
Diluted	(0.03)	$0.09	$0.09

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	June 30, 2013	March 31, 2014	June 30, 2014

Weighted average number of shares used in calculating net income (loss) per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,126,080,546	1,082,856,840	1,062,632,013
Diluted	1,126,080,546	1,082,856,840	1,072,951,501
Weighted average number of shares used in calculating net income (loss) per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,126,080,546	1,082,856,840	1,062,632,013
Diluted	1,126,080,546	1,092,355,990	1,062,632,013

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
(Amounts in US dollars, in thousands)	June 30, 2013	March 31, 2014	June 30, 2014
Net income (loss)	$(9,384)	$32,316	$31,307
Add back: Shared-based compensation expenses	5,182	3,351	5,313
Add back: Amortization of intangible assets	377	319	308
Add back: Impairment of intangible assets		66	445

Adjusted net income (loss)	$(3,825)	$36,052	$37,373